UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment #2)*

AK Steel Holding Corporation
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

001547108
(CUSIP Number)

December 31, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)
☐ Rule 13d-1(c)
☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 001547108	13G

1)	NAMES OF REPORTING PERSONS	JGD Management Corp.
IRS IDENTIFICATION NO. OF
	ABOVE PERSONS (ENTITIES ONLY)	EIN: 13-3633324
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☒
3)	SEC USE ONLY
4)	CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware
NUMBER OF	5) SOLE VOTING POWER	14,718,430
SHARES
BENEFICIALLY	6) SHARED VOTING POWER	-0-
OWNED BY
EACH	7) SOLE DISPOSITIVE POWER	14,718,430
REPORTING
PERSON WITH	8) SHARED DISPOSITIVE POWER	-0-

9)	AGGREGATE AMOUNT BENEFICIALLY OWNED	14,718,430
BY EACH REPORTING PERSON
10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
	CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
Approximately 13.2%
12)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)	CO

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Item 1(a).	Name of Issuer:	AK Steel Holding Corporation

Item 1(b).	Address of Issuer’s Principal Executive Offices:

9227 Centre Pointe Drive
West Chester, Ohio 45069

Item2 (a).	Name of Person Filing:

This Schedule is being filed by JGD Management Corp. (“JGD”), a Delaware corporation, with respect to 1,425,917 shares of Common Stock directly owned by York Capital Management, L.P. (“York Capital”), a Delaware limited partnership; 4,292,226 shares of Common Stock directly owned by York Investment Limited (“York Investment”), a corporation organized under the laws of the Commonwealth of The Bahamas; 2,098,229 shares of Common Stock directly owned by York Select, L.P. (“York Select”), a Delaware limited partnership; 100,000 shares of Common Stock directly owned by York Credit Opportunities Fund, L.P. (“York Credit Opportunities”), a Delaware limited partnership; 2,476,289 shares of Common Stock directly owned by York Select Unit Trust (“York Select Trust”), a trust organized under the laws of the Cayman Islands; 1,382,937 shares of Common Stock directly owned by York Global Value Partners, L.P. (“York Global Value”), a Delaware limited partnership; 2,325,322 shares of Common Stock directly owned by York European Opportunities Master Fund, L.P. (“York European Opportunities”), a Cayman Islands exempted limited partnership; 161,588 shares of Common Stock directly owned by York Enhanced Strategies Fund, LLC (“York Enhanced Strategies”), a Delaware limited liability company; 7,599 shares of Common Stock directly owned by York Long Enhanced Fund, L.P. (“York Long Enhanced”), a Delaware limited partnership, and 448,323 shares of Common Stock directly owned by certain other accounts (“Managed Accounts”).

The general partners of York Capital, York Select, York Credit Opportunities, York Global Value, York European Opportunities and York Long Enhanced and the managers of York Investment, York Select Trust and York Enhanced Strategies have delegated certain management and administrative duties of such funds to JGD. JGD also manages the Managed Accounts. Accordingly, JGD may be deemed to have beneficial ownership over the shares of Common Stock reported in this Schedule.

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Item 2(b).	Address of Principal Business Office or, if None, Residence:

The principal business office address of JGD is:

c/o York Capital Management
767 Fifth Avenue
17th Floor
New York, New York 10153

 Item 2(c).          Citizenship:

The place of organization of JGD is Delaware.

Item 2(d).                       Title of Class of Securities: Common Stock, par value $0.01 per share

Item 2(e).	CUSIP Number:	001547108

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C.78o)

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☒ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with§240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ Group, in accordance with §240.13d-1 (b)(1)(ii)(J).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

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(a) Amount beneficially owned:	14,718,430

(b) Percent of class:	13.2%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote	14,718,430

(ii) Shared power to vote or to direct the vote	-0-

(iii) Sole power to dispose or to direct the disposition of	14,718,430

(iv) Shared power to dispose or to direct the disposition of	-0-

The number of shares beneficially owned and the percentage of outstanding shares represented thereby for JGD have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The percentage of ownership described above is based on 111,503,493 shares of Common Stock outstanding as of October 31, 2007, as reported in issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 6, 2007.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

The right to receive dividends from, or the proceeds from the sale of, all shares of Common Stock reported in this statement as beneficially owned by JGD is held by York Capital, York Investment, York Select, York Credit Opportunities, York Select Trust, York Global Value, York European Opportunities, York Enhanced Strategies, York Long Enhanced or the Managed Accounts, as the case may be, all of which are the advisory clients of JGD. JGD itself disclaims beneficial ownership of all shares of Common Stock reported in this statement pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable.

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Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

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Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned Reporting Person, the undersigned Reporting Person certifies that the information set forth in this statement with respect to it is true, complete and correct.

Dated: February 14, 2008

JGD MANAGEMENT CORP.

By:	/s/ Adam J. Semler
Adam J. Semler
Chief Financial Officer

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